

Mail Stop 3720

May 7, 2007

William P. Williams
Chief Executive Officer
Card Activation Technologies, Inc.
33 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

Re: **Card Activation Technologies, Inc.**
        Amendment No. 3 to Registration Statement on Form SB-2
        File no. 333-139677
        Amendment No. 1 to Form 10-SB
        File no. 0-52556
        As amended on May 1, 2007

Dear Mr. Williams:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General

1. Update the filing to reflect financial and non-financial information through March 30, 2007.

2. We have considered your response to prior comment 1 and are unable to agree. MedCom USA did not provide adequate information concerning the spin-off to its shareholders prior to the date of the spin-off. See Section 4.B.3.a of Staff Legal Bulletin No. 4. Therefore,

amend your filings to include a prominent risk factor indicating that although you intended to comply with the safe harbor from registration pursuant to Staff Legal Bulletin No. 4, you failed to follow the steps necessary for reliance on the safe harbor. Indicate the possible liabilities and consequences of the spin-off not complying with Section 5 of the Securities Act of 1933.

Risk Factors, page 5

3. We have reviewed your added disclosure in response to prior comment 2. The risk factor on page 8 is confusing. The caption still implies that the spin off may not be taxable, but if the IRS determines that it is, the tax liability may be substantial. However, the text of the risk factor makes clear that the spin off will be taxable and MedCom's shareholders will be subject to tax in connection with the distribution although the amount of any taxes to shareholders and the company is not expected to be substantial. If the tax liability is not expected to be material, delete this risk factor as the discussion of the material tax consequences of the spin off later in the prospectus is sufficient. See our later comment regarding the purpose of your tax discussion.

The Spin Off, page 14

4. We note your response to prior comment 3 but we are unable to locate expanded disclosure in either document highlighting alternative transactions considered and why management concluded the spin off was the most beneficial transaction to shareholders. Please revise.

Material U.S. Federal Income Tax Consequences of the Spin Off, page 15

5. We note your response to prior comment 4 however the purpose of your tax section is unclear. The tax section should discuss any material tax consequences to investors in this offering. However, your tax section discusses potential material tax consequences to shareholders who received shares in the spin off. This discussion is more appropriate in the document that you intend to distribute to shareholders in connection with the spin off. Nevertheless, it is unclear whether you consider the tax consequences of the spin off material to investors. If retained in the registration statement, clarify whether the $8,900 is the total tax liability to all shareholders in the spin off (as opposed to tax liability to either corporation in the spin off). If not, explain what this sum represents. Furthermore, your conclusion that the spin off is a taxable transaction to shareholders is a legal conclusion that only qualified tax counsel can make. If retained, the discussion must be based upon an opinion of qualified tax counsel.

Listing and Trading of our Common Stock, page 16

6. We note your response to prior comment 5 however your added disclosure suggests that you expect a market to develop in the company's stock following the payment date for the distribution and NASD authorization. Expand your disclosure to identify the market that you believe will develop and outline all the steps that must be taken for your stock to trade

in that market.   For example, discuss whether a market maker has agreed to file an application with the NASD to have your stock quoted on the OTC Bulletin Board.

Description of the Industry and Competition, pages 18 and 19

7.   We note your response to prior comment 6 however it is still not clear whether the company believes that every gift card (and all other similar value-loaded cards) infringes on the company's patent if the value is added on to the card at the time of purchase. If this is in fact the case, clarify what types of value-loaded cards are not likely to infringe on the company's patent. Furthermore, provide more detail as to the due diligence conducted by the professionals employed by the CEO which led to the determination of widespread infringement. Provide more detail as to the magnitude of the infringement.

Legal Proceedings, page 19

8.   Provide all the required information of Item 103 of Regulation S-B. Furthermore, highlight that you have contacted over 120 companies threatening them with suit unless they agree to license your technology and to date none of the companies has responded.

Form 10-SB

General

9.   Revise the Form 10-SB to comply with the staff's above comments.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Joseph I. Emas, Esq.
        Via facsimile (305) 531-1274